UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 30th November 2022

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 30th November 2022 — Ofgem’s RIIO-ED2 Final Determination published

Exhibit 99.1

30 November 2022

Ofgem's RIIO-ED2 Final Determination published

Ofgem has today published its Final Determination for the RIIO-ED2 framework covering our National Grid Electricity Distribution regulated businesses for the period April 2023 to March 2028.

We will now review in detail the full package contained within the Final Determination to see whether it incentivises sufficient investment to ensure safe, secure and reliable supply of electricity alongside the need to help transition to a low carbon domestic energy system, at the lowest cost to customers.

We expect Ofgem to publish its statutory consultation on the proposed licence modifications required to implement the Final Determination in December. The consultation period will be followed by a period for Ofgem to consider responses, at the end of which Ofgem will publish its decision to modify the licences. Given the expected timeline, we anticipate that we will make a decision on whether to accept or appeal the licence modifications by February 2023.

Enquiries and contacts

Investors and Analyst:

Nick Ashworth                                    +44 (0) 7814 355 590

Angela Broad                                      +44 (0) 7825 351 918

James Flanagan                                  +44 (0) 7970 778 952

Jonathan Clay                                     +44 (0) 7899 928 247

Media:

Molly Neal                                           +44 (0) 7583 102 727

Danielle Dominey-Kent                       +44 (0) 7812 485 153

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Ceri Jamond _______________________
Ceri Jamond Senior Assistant Company Secretary

Date: 30th November 2022